Exhibit 99.1

Nano Dimension Moves its Main Commercial Activity to USA

Establishes HQ for the Americas in South Florida

Boca Raton, Florida, February 19, 2020 – Nano Dimension Ltd. (Nasdaq, TASE: NNDM), a leading Additively Manufactured Electronics (AME) provider, announced today the establishment of its headquarters for the Americas in South Florida.

With a growing customer base on the eastern seaboard, Nano Dimension will now be able to better serve its customers through its new training and demo center and will provide additive manufacturing electronic (AME) services locally from the United States.

The new headquarters will become the company’s main sales, customer support, logistic and training center. The new facility is being established for the benefit of the company's customers and prospective industry partners. Nano Dimension is also hiring additional personnel in the United States for its AME fabrication facility, producing High Performance Electronic Devices (Hi-PEDs).

“From here the company will launch our AME Service Bureau. There we shall convert digital electronic CAD/CAM files into sophisticated Hi-PEDs, ready to be installed in electronic assemblies and connected to electrical power,” said Yoav Stern, Nano Dimension’s newly appointed CEO. “South Florida attracts our interest as it encompasses an attractive work environment and workforce, as well as being a central point between North America, Latin America and Europe. Our technical support and application engineering teams in South Florida will supply maintenance services to our customers, which includes defense contractors as well as the aerospace industry and other government agencies.”

Starting March 19, 2020, Nano Dimension’s U.S. HQ will be located at:

6413 Congress Avenue, Suite 110, Boca Raton, FL 33487.

About Nano Dimension

Nano Dimension (Nasdaq, TASE: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses moving its headquarters to South Florida, better serving customers, providing AME services locally from the United States, and hiring additional personnel. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 14, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com